SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                             COMMISSION FILE NUMBER



                            VIVENDI UNIVERSAL 401(k) PLAN
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)

                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Vivendi Universal 401(k) Plan (the "Vivendi Universal Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Vivendi Universal Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS

1. Financial statements of the Vivendi Universal Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               VIVENDI UNIVERSAL 401(k) PLAN


                               By  /s/ Robert Greenberg
                                   ----------------------------------
                                   Robert Greenberg
                                   Senior Vice President - Global
                                   Compensation and Benefits,
                                   Vivendi Universal US Holding Co.


Date:  June 30, 2003

                                                                       Exhibit 1


                         VIVENDI UNIVERSAL 401(k) PLAN

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

                                   CONTENTS


--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
                                                                               1
--------------------------------------------------------------------------------

    Statements of net assets available for benefits
                                                                              2

    Statement of changes in net assets available for benefits
                                                                              3

    Notes to financial statements
                                                                          4 - 12

--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
    ON THE SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION

    Form 5500, Schedule H, Line 4(i) - Schedule of assets held for
      investment purposes                                                     13

    Form 5500, Schedule H, Line 4(j) - Schedule of reportable transactions    14

--------------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
Vivendi Universal 401(k) Plan



We have audited the accompanying statements of net assets available for benefits of Vivendi Universal 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Vivendi Universal 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ McGladrey & Pullen LLP

New York, New York
June 30, 2003




VIVENDI UNIVERSAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

                                                                2002                 2001
Net assets held in trust by Vanguard Fiduciary
  Trust Company (Note 7)                                    $ 373,446,560        $174,117,695
Liabilities                                                         -                   -
                                                        -------------------------------------
Net Assets Available for Benefits                           $ 373,446,560        $174,117,695
                                                        =====================================



See Notes to Financial Statements.


VIVENDI UNIVERSAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002


--------------------------------------------------------------------------------

Additions in net assets attributed to:
Investment income (loss):
Net (depreciation) in fair value of investments             $ (73,625,482)
Dividends and interest                                         12,259,573
                                                       -------------------
                                                              (61,365,909)
                                                       -------------------

Contributions:
Participating employees                                        18,838,061
Participating companies                                         7,112,147
                                                       -------------------
                                                                25,950,208
                                                       -------------------

Transfer of assets from affiliated plans (Note 2)             442,867,045
Other additions                                                    30,008

                                                       -------------------
               Total additions                                407,481,352
                                                       -------------------


Deductions to net assets attributed to:
Participant withdrawals                                      (106,454,683)
Transfer of assets to unaffiliated plans (Note 2)            (100,146,330)
Transfer of assets to affiliated plans                           (253,464)
Other deductions                                               (1,298,010)
                                                       -------------------

        Total deductions                                     (208,152,487)
                                                       -------------------

        Net increase                                          199,328,865
                                                       -------------------

Net assets available for benefits:
   Beginning of year                                          174,117,695
                                                       -------------------
   End of year                                              $ 373,446,560
                                                       ===================


See Notes to Financial Statements.

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 1.  DESCRIPTION OF THE PLAN

The following brief description of the Vivendi Universal 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan is a defined contribution plan established as of August 1, 1985 by Joseph E. Seagram, & Sons, Inc. (the "Company") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan was administered by Joseph E. Seagram & Sons, Inc. through an Administrative Committee appointed by the Board of Directors of the Company. Effective October 15, 2001, the administration of the Plan was assigned to Vivendi Universal US Holding Co. ("VU"). VU administers the Plan through an Administrative Committee appointed by the Board of Directors of VU.

Eligibility: The Plan covers employees of the Company and certain of its United States subsidiaries (collectively, the "Participating Companies") whose annual base salary or regular wages, (excluding overtime, bonuses, commissions or other special or contingent payments) exceeds $15,793 as of December 31, 1998 (increased on the last day of each year by 4%) and who are either (i) salaried employees, or (ii) hourly employees not employed in a classification designated by the Participating Companies from time to time, excluding various categories of employees specified in the Plan including, but not limited to, persons represented by a collective bargaining agent, persons employed on a special basis, and persons employed by an operating unit of the Participating Companies to which the Plan has not been extended.

Contribution: Each participant's account is credited with the participant's contribution and the company's matching contribution. Plan earnings are allocated based on participant account balances, as defined. Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions") and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual salary (as defined in the Plan), in multiples of 1%, in any combination. Effective January 1, 1999, highly compensated employees, as defined by the Plan may contribute up to 17% in the aggregate to their pre-tax and after-tax accounts with a limit of 10% of their pre-tax account. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan provides for matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies matching contribution was increased to 60% of the first 6% of the Participants' pre-tax and after-tax contributions made during each payroll period. The Participating Companies contributions are subject to limitations imposed by federal laws for qualified retirement plans.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contributions rate changes can be changed on any business day and must be made in increments of 1%.

The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.      Description of the Plan (Continued)

The Participating Companies may make discretionary contributions in an amount to be determined by the Participating Companies. The Participating Companies have not made discretionary contributions since the inception of the Plan.

Vesting: A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:


        Years of service                                Vested Percentage
------------------------------------------------------------------------------
        Less than 1
        At least 1, but less than 2                             0%
        At least 2, but less than 3                            20%
        At least 3, but less than 4                            40%
        At least 4, but less than 5                            60%
        5 or more                                             100%


Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any account forfeited shall be applied to reduce the Participating Companies' contributions in accordance with the terms of the Plan. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

Forfeitures: Then nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the plan. The Participating Companies used $51,918 in forfeitures to offset their contributions during the year ended December 31, 2002.

Payment of Benefits: Upon termination of employment, after the attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her accounts.

However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts. Benefits are recorded when paid.

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1.      DESCRIPTION OF THE PLAN (CONTINUED)

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants.

Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

Loans to Participants: A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the administrative committee. The amounts borrowed are transferred from the investment funds in which the participant's accounts are currently invested. Repayment and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2.  SIGNIFICANT PLAN CHANGES

Effective January 1, 2002, Vivendi Universal US Holding Co. changed the name and amended the Joseph E. Seagram & Sons, Inc. Master Trust Agreement and changed the Plan name from The Seagram 401(k) Plan to Vivendi Universal 401(k) Plan. As a result of the plan name change, any prior reference to "Seagram" was changed to "Vivendi Universal" effective January 1, 2002.

In December 2002, Seagram's wines and spirits division was acquired by Diageo S.A. and Pernod Ricard PLC. Hence, most of the participants' net assets from the acquired division were transferred out from the Plan on February 19, 2002.

Effective March 28, 2002, the Vivendi Universal 401 (k) Plan - Universal Employees, Vivendi Universal 401 (k) Plan - Uni Employees, and Vivendi Universal 401 (k) Plan - Deferred Savings and Investment Plan for Employees (the "Polygram Plan") were merged into the Vivendi Universal 401(k) Plan.

On March 28, 2002, Vivendi Universal 401 (k) Plan changed its Trustee and recordkeeper from Bank of New York and Hewitt Associates to Vanguard Fiduciary Trust Company.

Effective May 1, 2002, the Interscope Records 401 (k) Plan was merged into the Vivendi Universal 401 (k) Plan. On June 1, 2002, the assets of Vivendi Universal 401 (k) Plan II were added to the Master Trust. Effective December 31, 2002, Vivendi Universal 401 (k) Plan II merged into Vivendi Universal 401
(k) Plan.

Detail of asset transfers in and out of the Plan was as follows:




                                                                                       2002
                                                                                ----------------
Total net assets transfer-in from:
Vivendi Universal 401 (k) - Uni Employees                                         $     401,325
Vivendi Universal 401 (k) - Universal Employees                                     346,045,494
Vivendi Universal 401 (k) - Deferred Savings and Investment Plan for Employees       52,658,427
Vivendi Universal 401 (k) Plan II                                                    41,218,331
Interscope 401 (k) Plan                                                               2,543,468
                                                                                ----------------
                                                                                    442,867,045
                                                                                ----------------
Total net assets transfer-out to:
Diageo S.A./Pernod Ricard PLC                                                      (100,146,330)
                                                                                ----------------
                                                                                ----------------
Net asset transfers                                                               $ 342,720,715
                                                                                ================

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of Vivendi Universal 401(k) Plan (the "Plan") conform with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition: The assets are held in trust by Vanguard Fiduciary Trust Company (Trustee) in the Vivendi Universal US Holding Co. Master Trust Agreement (Master Trust), amended and restated on January 1, 2002, which also includes assets of the 401(k) plans of the Vivendi Universal's affiliates, Vivendi Universal Entertainment LLLP, Vivendi Spencer Gifts Inc., Vivendi Universal Games, Inc., and MP3.com.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used fordetermining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

Payment of Benefits: Benefits are recorded when paid.

NOTE 4.  TAX STATUS OF PLAN

The Internal revenue Service has ruled by a letter dated September 10, 2002 that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code, as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes. Although the Plan has been amended since receiving the determination letter, the plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 5.  RELATED PARTY TRANSACTIONS

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

NOTE 6.  PLAN TERMINATION

Although it has not expressed an intent to do so, the Board of Directors of VU has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In case of termination, the rights of participants to their accounts shall be fully vested as of the date of termination.

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 7.  Assets Held in Trust

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of December 31, 2002 and 2001 were as follows:




                                                                2002                2001
                                                           ----------------------------------
Assets
Investments held in trust at fair values determined
  by quoted market prices:
Stable income fund
  Vanguard retirement savings trust                        $ 114,767,339         $ 121,870,473
Bond fund
  PIMCO total return fund, class A shares                     79,554,475           116,050,435
S&P 500 index fund
  Vanguard 500 Index                                          93,164,861           168,991,669
Managed equity fund
  Vanguard value index fund                                   32,572,758            45,758,762
Growth equity fund
  Vanguard growth index fund                                  28,762,827            20,321,155
Vivendi Universal stock fund
  Vivendi Universal ADSs                                      10,311,547            34,029,544
  Collective short term investment fund                           59,299               553,319
The Coca-Cola company stock fund
  The Coca-Cola company common stock                                   -             1,561,089
  Collective short term investment fund                                -               108,353
Dreyfus small company value fund
  Berger small company value fund                             27,857,496            46,493,358
Morgan Stanley Instit. International
  Morgan Stanley Instit. International                        16,815,317            19,032,529
Dresdner global technology fund
  Dresdner RCM global technology fund                          4,538,911            10,590,173
Loans to participants                                          7,782,487             8,457,476
                                                           -----------------------------------

     Total investments                                     $ 416,187,317         $ 593,818,335
                                                           ===================================


VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 7.        Assets Held in Trust (Continued)

The Vivendi Universal Stock Fund held in the Master Trust consist of the following classification of assets and liabilities as of December 31, 2002:




                                                                 2002
                                                        --------------------
Vivendi Universal ADSs                                         $ 10,260,622
Collective short term investment fund                                59,299
Receivables:
  Income receivable                                                      65
  Accounts receivable                                                79,022
                                                        --------------------
    Total assets                                                 10,399,008
                                                        --------------------

Liabilities:
  Accounts payable                                                  (25,919)
  Accrued trustee fee                                                (2,243)
                                                        --------------------
    Total liabilities                                               (28,162)
                                                        --------------------

    Vivendi Universal Stock Fund net asset value               $ 10,370,846
                                                        ====================




As of December 31, 2002 and 2001, the Plan's interest in net assets held in the Master Trust available for benefits in the individual investment funds were as follows:






                                                                    2002                  2001
                                                       --------------------------------------------
Berger SmCap V Fund-Investor                                    $ 24,017,010          $ 18,512,124
Dresdner RCM Global Tech                                           4,049,714             4,663,533
MSIFT - International Equity Portfolio Class B                    14,460,614             7,028,461
PIMCO Total Return                                                73,231,553            19,239,009
The Coca-Cola Company Stock Fund                                           -             1,688,368
Vanguard 500 Index                                                81,134,465            50,724,501
Vanguard Growth Index                                             22,117,502             7,623,267
Vanguard Retirement Savings Trust                                106,709,308            35,273,964
Vanguard Value Index                                              30,681,770            13,280,094
Vivendi Universal Stock Fund                                      10,064,655            13,519,572
Loan Fund                                                          6,979,969             2,564,802
                                                       --------------------------------------------
Total                                                          $ 373,446,560         $ 174,117,695
                                                       ============================================

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



Note 8.  Investment Income from Master Trust

Investments held in trust are maintained at fair values determined by quoted market prices. The Plan's interests in the appreciation (depreciation) in fair value and other income for the year ended December 31, 2002 was as follows:





                                                                2002
                                                        ------------------
Berger SmCap V Fund-Investor                                $ (11,989,848)
Dresdner RCM Global Tech                                       (2,696,119)
MSIFT - International Equity Portfolio Class B                 (1,424,056)
PIMCO Total Return                                              2,712,972
The Coca-Cola Company Stock Fund                                  (80,470)
Vanguard 500 Index                                            (31,802,843)
Vanguard Growth Index                                          (3,852,496)
Vanguard Retirement Savings Trust                                 214,148
Vanguard Value Index                                           (9,104,487)
Vivendi Universal Stock Fund                                  (15,602,283)
                                                        ------------------
Investment losses (net of investment gains)                   (73,625,482)

Interest and dividends                                         12,259,573
                                                        ------------------

Investment income (loss)                                    $ (61,365,909)
                                                        ==================



VIVENDI UNIVERSAL 401(k) PLAN                                                                                     Schedule I


Schedule of Assets Held for Investment Purposes
As of December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------

Vivendi Universal 401(k) Plan, EIN 95-2011468

Attachment to Form 5500, Schedule H, Line 4(i):



     Identity of Issue                                     Investment Type                  Cost               Current Value
-----------------------------------------------------------------------------------------------------------------------------
*    Berger SmCap Value Fund - Investor               Registered Investment Company      $ 30,061,422           $ 24,017,010
*    Dresdner RCM Global Tech                         Registered Investment Company         5,669,229              4,049,714
*    Morgan Stanley Instit. Int'l                     Registered Investment Company        15,662,715             14,460,614
*    PIMCO Total Return                               Registered Investment Company        71,898,926             73,231,553
*    Vanguard 500 Index Inv                           Registered Investment Company       103,044,212             81,134,465
*    Vanguard Growth Index Inv                        Registered Investment Company        25,114,719             22,117,502
*    Vanguard Value Index Inv                         Registered Investment Company        37,976,984             30,681,770
*    Vanguard Retire Savings Trust                    Common/Collective Trust             106,709,308            106,709,308
*    VU Stock Fund                                    Company Stock Fund                   19,383,262             10,064,655
*    Loan Fund                                        5.25% - 11.50%                        6,979,969              6,979,969
                                                                                     ----------------------------------------

Total assets held for investment purposes                                                $422,500,746           $373,446,560
                                                                                     ========================================

* Party in Interest




VIVENDI UNIVERSAL 401(k) PLAN                                                                                            Schedule II


Schedule of Reportable Transactions *
Year Ended December 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

Vivendi Universal 401(k) Plan, EIN 95-2011468 Attachment to Form 5500, Schedule H, Line 4(j):

                                                                                                        Current Value
Identity of             Description of Asset (include                                                   of Asset on
  Party                 interest reate and maturity                          Selling     Historical     Transaction    Historical
 Involved               in the case of a loan)             Purchase Price     Price     Cost of Asset       Date       Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group       Berger SmCap V Fund-Investor      $ 39,080,061                              $ 39,080,061
The Vanguard Group       Berger SmCap V Fund-Investor                     $ 7,628,117   $ 9,015,380     7,628,117    $(1,387,263)
The Vanguard Group       PIMCO Total Return                 119,457,499                               119,457,499
The Vanguard Group       PIMCO Total Return                                48,661,949    48,477,043    48,661,949        184,906
The Vanguard Group       Vanguard 500 Index Inv             149,186,944                               149,186,944
The Vanguard Group       Vanguard 500 Index Inv                            37,272,133    40,691,809    37,272,133     (3,419,676)
The Vanguard Group       Vanguard Growth Index Inv           29,679,235                                29,679,235
The Vanguard Group       Vanguard Growth Index Inv                          3,857,976     4,554,608     3,857,976       (696,632)
The Vanguard Group       Vanguard Value Index Inv            45,918,626                                45,918,626
The Vanguard Group       Vanguard Value Index Inv                           6,560,353     7,935,579     6,560,353     (1,375,226)
The Vanguard Group       Vanguard Retire Savings Trust      138,338,730                               138,338,730
The Vanguard Group       Vanguard Retire Savings Trust                     31,629,422    31,629,422    31,629,422              -
The Vanguard Group       VU Stock Fund                       28,144,700                                28,144,700
The Vanguard Group       VU Stock Fund                                      6,012,589     8,761,437     6,012,589     (2,748,848)

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.



                                                                     Exhibit 2


                      CONSENT OF INDEPENDENT ACCOUNTANTS


                            Vivendi Universal, S.A.
                         Vivendi Universal 401(k) Plan


We hereby consent to the incorporation by reference of our report dated June 30, 2003 which appears in your Annual Report on Form 11-K of the Vivendi Universal 401(k)Plan for the fiscal year ended December 31, 2002.

                                    By /s/ McGladrey & Pullen, LLP
                                       ------------------------------
                                           McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
New York, N.Y.
June 30, 2003


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                                                                     Exhibit 3


                           Certification Pursuant to
                            18 U.S.C. Section 1350
     As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     In connection with the Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 30, 2003                            By: /s/Jean-Rene Fourtou
                                                    -------------------------
                                                     Jean-Rene Fourtou
                                                     Chief Executive Officer


Dated:  June 30, 2003                            By: /s/Jacques Espinasse
                                                    -------------------------
                                                     Jacques Espinasse
                                                     Chief Financial Officer

*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.